ARDEN INVESTMENT SERIES TRUST

CERTIFICATE OF OFFICER

The undersigned, Andrew Katz, in his capacity as Chief Financial Officer of Arden Investment Series Trust, a Delaware statutory trust (the “Trust”), does hereby certify that:

1.            I am the duly elected, qualified and acting Chief Financial Officer of the Trust.

2.            Attached as Exhibit A to this Certificate is a true and complete copy of resolutions adopted by the Board of the Trust on March 13, 2015 at a duly noticed meeting at which a quorum was present.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of this 15th day of July, 2015.

/s/ Andrew Katz
Andrew Katz
Chief Financial Officer

EXHIBIT A

Resolutions Adopted at the Meeting of the Board held on March 13, 2015

RESOLVED, that the Board, including a majority of the Independent Board Members, hereby determines that the fidelity bond (the “Fidelity Bond”) covering any employee of the “insureds,” as such term shall be defined by the Fidelity Bond, in accordance with the requirements of Rule 17g-1 of the Investment Company Act of 1940, as amended (“1940 Act”), for at least the minimum amount required by Rule 17g-1, is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities held by the Funds and the other named insureds; and it is further

RESOLVED, that the total amount of coverage under the Fidelity Bond is at least equal to: (i) the amount of coverage which the Fund would have been required to provide and maintain individually pursuant to Rule 17g-1(d)(1) had the Fund not been named as a joint insured in the Fidelity Bond, plus: (ii) have had to provide and maintain pursuant to federal statutes or regulations had such other parties not been covered by the Fidelity Bond; and it is further

RESOLVED, that the Board, including a majority of the Independent Board Members, hereby approves the renewal of the Fidelity Bond and authorizes payment by the Funds of the annual premium on the Fidelity Bond in an amount not to exceed in the aggregate $6,000, after giving due consideration to all relevant factors, including, but not limited to, the number of other insureds, the nature of the business of such other parties, the amount of coverage under the Fidelity bond, and the ratable allocation of the premium among parties named as insureds, based on the relative assets of such parties; and it is further

RESOLVED, that in the event that the amount of coverage should be increased for purposes of the bonding requirements of Rule 17g-1 under the 1940 Act, any officer of the Fund, be, and hereby is, authorized to increase the amount of the Fidelity Bond coverage to comply with or provide an appropriate cushion for such requirements and to allocate any additional premium payable on the Fidelity Bond among the Fund and the other named insureds based on their relative assets; and it is further

RESOLVED, that the joint insured agreement currently in existence among the Funds, shall continue to define certain rights and responsibilities of the insureds with respect to the Fidelity Bond and the sharing of recoveries thereunder in the event of a loss incurred by both of the named insureds; and it is further

RESOLVED, that any proper officer of the Fund, be, and hereby is, designated to take such actions as necessary to effect the foregoing and to make all the filings with the U.S. Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 under the 1940 Act.

SHEPHERD CONSULTING GROUP, INC

May 31,2015

Arden Asset Management, Inc
375 Park Avenue, 32nd Floor
New York., NY 10152

Re:	Arden-Sage Triton Fund LLC
Arden-Sage Multi-Strategy TEl Institutional Fund LLC
Arden-Sage Multi-Strategy Fund LLC
Arden-Sage Multi-Strategy Institutional Fund LLC
Arden-Sage Multi-Strategy Master Fund LLC
Arden Alternative Strategies Fund
Arden Alternative Strategies Fund II

Registered Management Investment Company Bond
Effective Period: May 12, 2015 to May 12, 2016

Dear Trustees,

As requested, we have examined the Registered Management Investment Company Bond limit of liability requirements, as prescribed by SEC Rule 17g-1, for the funds insured under the Chubb Bond policy 8236-

4163. This analysis is based upon the total asset value of each fund, as stated in the relevant renewal application.

The results of the analysis are as follows:

Arden has elected to purchase the bond limit required per fund by SEC Rule 17g-1 as follows:

Fund	Asset Value	Required Limit

Arden-Sage Triton Fund LLC	$11,000,000	$200,000

Arden-Sage Multi-Strategy TEl Institutional Fund LLC	$23,000,000	$250,000

Arden-Sage Multi-Strategy Fund LLC	$30,000,000	$300,000

Arden-Sage Multi-Strategy Institutional Fund LLC	$9,000,000	$175,000

Arden Alternative Strategies Fund	$990,000,000	$1,000,000

Arden Alternative Strategies Fund II	$85,000,000	$450,000

Total Required Limit:		$2,375,000

The limit of liability under the current Bond, effective from May 12, 2015 to May 12, 2016, is $3,000,000. Therefore, in accordance with the calculations above, the limit amount is sufficient to meet the requirements of SEC Rule 17g-1.

44 Eisenhower Drive/East Quogue/New York/11942
631-594-2267

JOINT INSURED AGREEMENT

WHEREAS, each of Arden Sage Multi-Strategy Fund, L.L.C, Arden Sage Multi-Strategy Master Fund, L.L.C., Arden Sage Multi-Strategy Institutional Fund, L.L.C., Arden Sage Triton Fund, L.L.C. and Arden Sage Multi-Strategy TEI Institutional Fund, L.L.C. (together, the "Arden Sage Funds") is a non-diversified, closed-end management investment company registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, each of Arden Alternative Strategies Fund ("AASF") and Arden Alternative Strategies Fund II (“AAS II” and, collectively with the "Arden Sage Funds" and “AASF”, the "Funds") is a diversified, open-end management investment company registered as such under the 1940 Act; and

WHEREAS, the Funds are required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering the Funds; and

WHEREAS, the Boards of Managers/Trustees of the Funds, including a majority of those Managers/Trustees who are not "interested persons" (as that term is defined by the 1940 Act) of the Funds, respectively, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, the Funds hereby agree as follows:

1. The Funds will each pay a portion of the premiums for the joint insured fidelity bond which is allocated to each party pro rata according to the percentage the party's net assets bears to the aggregate net assets of all the insured parties.

2. In the event recovery is received under the joint insured bond as a result of a loss sustained by more than one of the insured parties, each party shall receive an equitable and proportionate share of the recovery, but such recovery shall be in an amount at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Dated: July 25, 2014	ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.

	By:	/s/Craig Krawiec
		Name:	Craig Krawiec
		Title:	Manager

ARDEN SAGE MULTI-STRATEGY MASTER FUND, L.L.C.

	By:	/s/Craig Krawiec
		Name:	Craig Krawiec
		Title:	Manager

ARDEN SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.

	By:	/s/Craig Krawiec
		Name:	Craig Krawiec
		Title:	Manager

ARDEN SAGE TRITON FUND, L.L.C.

	By:	/s/Craig Krawiec
		Name:	Craig Krawiec
		Title:	Manager

ARDEN SAGE MULTI-STRATEGY TEI INSTITUTIONAL FUND, L.L.C.

	By:	/s/Craig Krawiec
		Name:	Craig Krawiec
		Title:	Manager

ARDEN ALTERNATIVE STRATEGIES FUND

	By:	/s/Henry Davis
		Name:	Henry Davis
		Title:	Trustee

ARDEN ALTERNATIVE STRATEGIES FUND II

	By:	/s/Henry Davis
		Name:	Henry Davis
		Title:	Trustee